UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

XBIOTECH INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, no par value
(Title of Class of Securities)

98400H102
(CUSIP Number of Class of Securities)

John Simard
President and Chief Executive Officer
5217 Winnebago Lane
Austin, TX 78744
(512) 386-2900
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

Copy To:
David G. Andersen, Esq.
R. Randall Wang, Esq.
Jennifer A. D’Alessandro, Esq.
Bryan Cave Leighton Paisner LLP
120 Broadway, Suite 300
Santa Monica, CA 90401-2386
(310) 576-2100

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$420,000,000	$54,516

*The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $420,000,000 in value of common shares, no par value.

**The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $129.80 per million dollars of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐third-party tender offer subject to Rule 14d-1.

☒issuer tender offer subject to Rule 13e-4.

☐going-private transaction subject to Rule 13e-3.

☐amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by XBiotech Inc., a British Columbia corporation (“XBiotech” or the “Company”), to purchase up to $420,000,000 in value of its common shares, no par value per share (the “Shares”), at a price not greater than $33.00 nor less than $30.00 per Share, to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 14, 2020 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached to this Tender Offer Statement on Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and the related Letter of Transmittal are incorporated by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

Item 1. Summary Term Sheet.

The information set forth in the section captioned “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information.

(a)Name and Address: The name of the subject company is XBiotech Inc. The address of its principal executive offices are located at 5217 Winnebago Lane, Austin, Texas 78744, and its telephone number is (512) 386-2900. The information set forth in Section 11 (“Certain Information Concerning Us”) of the Offer to Purchase is incorporated herein by reference.

(b)Securities: The information set forth in the section of the Offer to Purchase captioned “Introduction” is incorporated herein by reference.

(c)Trading Market and Price: The information set forth in the section captioned “Introduction” of the Offer to Purchase is incorporated herein by reference. The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)Name and Address: The name of the filing person is XBiotech Inc. The address of its principal executive offices are located at 5217 Winnebago Lane, Austin, Texas 78744, and its telephone number is (512) 386-2900. The information set forth in Section 11 (“Certain Information Concerning Us”) and Section 12 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Number of Shares; Proration”), Section 2 (“Background and Purpose of the Offer; Certain Effects of the Offer”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditional Tender of Shares”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Funds”), Section 10 (“Certain Financial Information”), Section 12 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares”), Section 13 (“Certain Legal Matters; Regulatory Approvals”), Section 14 (“Certain United States and Canadian Federal Income Tax Consequences”), Section 15 (“Extension of the Offer; Termination; Amendment”) and Section 17 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference.

(b)Purchases: The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 12 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(e)Agreements Involving the Subject Company’s Securities: The information set forth in Section 12 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Background and Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b)Use of the Securities Acquired: The information set forth in Section 2 (“Background and Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)Plans: The information set forth in Section 2 (“Background and Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a)Source of Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b)Conditions: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 9 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(d)Borrowed Funds: Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)Securities Ownership: The information set forth in Section 12 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b)Securities Transactions: The information set forth in Section 12 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)Solicitations or Recommendations: The information set forth in Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

(a)Financial Information: The information set forth in Section 10 (“Certain Financial Information”) of the Offer to Purchase is incorporated herein by reference.

(b)Pro Forma Information: The information set forth in Section 10 (“Certain Financial Information”) of the Offer to Purchase is incorporated herein by reference.

Item 11. Additional Information.

(a)Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Background and Purpose of the Offer; Certain Effects of the Offer”), Section 12 (“Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares”) and Section 13 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(c)Other Material Information: The information in the Offer to Purchase and the related Letter of Transmittal are incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated January 14, 2020.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(i)	Press Release, dated January 14, 2020.
(a)(5)(ii)	Summary Advertisement, dated January 14, 2020.
(b)	Not Applicable.
(d)(i)	XBiotech 2005 Incentive Stock Option Plan (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 2, 2015).
(d)(ii)	XBiotech Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1 filed with the SEC on March 10, 2015).
(d)(iii)

Executive Employment Agreement dated as of March 22, 2005 between XBiotech and John Simard (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 2, 2015).

(d)(iv)

Change in Control Agreement dated as of March 22, 2005 between XBiotech and John Simard (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 2, 2015).

(d)(v)

Form of indemnification agreement between XBiotech and each director of XBiotech (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 2, 2015).

(d)(vi)

Board Member Agreement, dated as of July 10, 2019, by and between XBiotech Inc. and Peter Libby (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on July 16, 2019 (File No. 001-37347) and incorporated herein by reference).

(g)	Not Applicable.
(h)	Not Applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XBIOTECH INC.
By:	/s/ John Simard
Name:	John Simard
Title:	President and Chief Executive Officer

Dated: January 14, 2020